GUARANTY AND SECURITY AGREEMENT

THIS GUARANTY AND SECURITY AGREEMENT dated as of September 16, 2013 (this “Agreement”) is entered into between IMRIS, INC., a Delaware corporation (“Grantor” and, as the context requires “Guarantor”) in favor of DEERFIELD PRIVATE DESIGN FUND II, L.P., DEERFIELD PRIVATE DESIGN INTERNATIONAL II, L.P., DEERFIELD SPECIAL SITUATIONS FUND, L.P. and DEERFIELD SPECIAL SITUATIONS INTERNATIONAL MASTER FUND, L.P. (the “Lenders”).

RECITALS

A.           Lenders have agreed to extend credit to IMRIS INC., a Canadian Corporation (the “Borrower”), pursuant to the Facility Agreement (defined below).

B.           The Borrower and Grantor are engaged in interrelated businesses, and Grantor will derive substantial direct and indirect benefit from extensions of credit under the Facility Agreement.

C.           It is a condition precedent to Lenders’ obligation to extend credit under the Facility Agreement that Grantor shall have executed and delivered this Agreement to Lenders.

In consideration of the premises and to induce Lenders to enter into the Facility Agreement and to induce Lenders to extend credit thereunder, Grantor hereby agrees with Lenders as follows:

SECTION 1         DEFINITIONS.

1.1           Unless otherwise defined herein, terms defined in the Facility Agreement and used herein shall have the meanings given to them in the Facility Agreement, and the following terms are used herein as defined in the UCC: Accounts, Certificated Security, Chattel Paper, Commercial Tort Claims, Deposit Accounts, Documents, Electronic Chattel Paper, Equipment, Farm Products, Goods, Health Care Insurance Receivables, Instruments, Inventory, Leases, Letter-of-Credit Rights, Money, Payment Intangibles, Supporting Obligations, Tangible Chattel Paper.

1.2           When used herein the following terms shall have the following meanings:

“Agreement” has the meaning set forth in the preamble of this Agreement.

“Borrower Obligations” means all Obligations of the Borrower.

“Collateral” means any and all property or other assets, now existing or hereafter acquired or created, real or personal, tangible or intangible, wherever located, and whether owned by, consigned to, or held by, or under the care, custody or control of Grantor including:

(a)          money, cash, and cash equivalents;

(b)          Accounts and all of Grantor’s rights and benefits under the Accounts, including, but not limited to, Grantor’s right to receive payment in full of the obligations owing to Grantor thereunder, whether now or hereafter existing, together with any and all guarantees, other Supporting Obligations and/or security therefore, as well as all of Grantor’ books and records relating thereto;

(c)          Deposit Accounts, other bank and deposit accounts (including any bank accounts maintained Grantor or any of its Subsidiaries), and all sums on deposit in any of them, and any items in such accounts;

(d)          Investment Property;

(e)          Inventory, Equipment and other Goods;

(f)           Chattel Paper, Documents, and Instruments;

(g)          letters of credit and Letter of Credit Rights;

(h)          Supporting Obligations;

(i)           Commercial Tort Claims and all other Identified Claims;

(j)           real property interests, Leases and leasehold estates in real property of Grantor, as lessee;

(k)          all Intellectual Property, Claims, Payment Intangibles, contract rights, choses in action, and Software;

(l)           all of Grantor’s other interests in property of every kind and description, and the products, profits, rents of, dividends or distributions on, or accessions to such property; and

(m)         all Proceeds (including insurance claims and insurance proceeds) of any of the foregoing, regardless of whether the Collateral, or any of it, is property as to which the UCC provides the perfection of a security interest, and all rights and remedies applicable to such property.

Notwithstanding the foregoing, “Collateral” shall not include Excluded Property.

“Control Agreement” means an agreement among Grantor or any of its Subsidiaries, Lenders and (i) the issuer of uncertificated securities with respect to uncertificated securities in the name of Grantor or such Subsidiary, (ii) a securities intermediary with respect to securities, whether certificated or uncertificated, securities entitlements and other financial assets held in a securities account in the name of Grantor or such Subsidiary, (iii) a futures commission merchant or clearing house, as applicable, with respect to commodity accounts and commodity contracts held by Grantor or such Subsidiary, or (iv) a bank with respect to a Deposit Account, whereby, among other things, the issuer, securities intermediary or futures commission merchant, or bank limits any Lien that it may have in the applicable financial assets or Deposit Account in a manner reasonably satisfactory to Lenders, acknowledges the Lien of Lenders on such financial assets or Deposit Account, and agrees to follow the instructions or entitlement orders of Lenders without further consent by Grantor or such Subsidiary.

“Dollars” and “$” each mean lawful money of the United States of America.

“Excluded Property” means, collectively, (a) any permit, license or agreement entered into by Grantor (i) to the extent that any such permit, license or agreement or any requirement of law applicable thereto prohibits the creation of a Lien thereon, but only to the extent, and for as long as, such prohibition is not terminated or rendered unenforceable or otherwise deemed ineffective by the UCC or any other requirement of law, (ii) which would be abandoned, invalidated or unenforceable as a result of the creation of a Lien in favor of Lenders or (iii) to the extent that the creation of a Lien in favor of Lenders would result in a breach or termination pursuant to the terms of or a default under any such permit, license or agreement (other than to the extent that any such term would be rendered ineffective pursuant to the Sections 9-406, 9-407, 9-408 or 9-409 of the UCC or any other applicable law (including the Bankruptcy Code) or principles of equity), (b) property owned by Grantor that is subject to a purchase money Lien or a capital lease permitted under the Facility Agreement if the agreement pursuant to which such Lien is granted (or in the document providing for such capital lease) prohibits or requires the consent of any Person other than Grantor and its Affiliates which has not been obtained as a condition to the creation of any other Lien on such property and (c) any “intent to use” trademark applications for which a statement of use has not been filed (but only until such statement is filed); provided, however, “Excluded Property” shall not include any proceeds, products, substitutions or replacements of Excluded Property (unless such proceeds, products, substitutions or replacements would otherwise constitute Excluded Property).

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“Facility Agreement” means the Facility Agreement of even date herewith among Borrower and Lenders, as amended, supplemented, restated or otherwise modified from time to time.

“Grantor” has the meaning set forth in the preamble of this Agreement.

“Guarantor Obligations” means with respect to Guarantor, all Borrower Obligations.

“Identified Claims” means the Commercial Tort Claims described on Schedule 7 as such schedule shall be supplemented from time to time in accordance with the terms and conditions of this Agreement.

“Investment Property” means the collective reference to (a) all “investment property” as such term is defined in Section 9-102(a)(49) of the UCC, (b) all “financial assets” as such term is defined in Section 8-102(a)(9) of the UCC, and (b) whether or not constituting “investment property” as so defined, all Pledged Notes and all Pledged Equity.

“Issuers” means the collective reference to each issuer of any Investment Property.

“Lien” means any mortgage, deed of trust, pledge, hypothecation, assignment, charge, deposit arrangement, encumbrance, easement, lien (statutory or otherwise), security interest or other security arrangement and any other preference, priority or preferential arrangement of any kind or nature whatsoever, including any conditional sale contract or other title retention agreement.

“Paid in Full” means (a) all Secured Obligations (other than contingent claims for indemnification or reimbursement not then asserted) have been indefeasibly repaid in full in cash and have been fully performed, (b) all other Obligations (other than contingent claims for indemnification or reimbursement not then asserted) under the Facility Agreement and the other Transaction Documents have been completely discharged, (c) all commitments of Lenders, if any, to extend credit that would constitute Borrower Obligations have been terminated or have expired and (d) Lenders have been released by Borrower and Grantor of all claims against Lenders.

“Pledged Equity” means the equity interests listed on Schedule 1, together with any other equity interests, certificates, options or rights of any nature whatsoever in respect of the equity interests of any Person that may be issued or granted to, or held by, Grantor while this Agreement is in effect.

“Pledged Notes” means all promissory notes listed on Schedule 1, all intercompany notes at any time issued to Grantor and all other promissory notes issued to or held by Grantor (other than promissory notes issued in connection with extensions of trade credit by Grantor in the ordinary course of business).

“Proceeds” means all “proceeds” as such term is defined in Section 9-102(a)(64) of the UCC and, in any event, shall include all dividends or other income from the Investment Property, collections thereon or distributions or payments with respect thereto.

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“Receivable” means any right to payment for goods sold or leased or for services rendered, whether or not such right is evidenced by an Instrument or Chattel Paper and whether or not it has been earned by performance (including any Accounts).

“Secured Obligations” means, collectively, the Borrower Obligations and Guarantor Obligations.

“Securities Act” means the Securities Act of 1933, as amended.

“UCC” means the Uniform Commercial Code as the same may, from time to time, be enacted and in effect in the State of New York; provided that, to the extent that the Uniform Commercial Code is used to define any term herein or in any Transaction Document and such term is defined differently in different Articles or Divisions of the Uniform Commercial Code, the definition of such term contained in Article or Division 9 shall govern; provided further that, in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of, or remedies with respect to, Lenders’ Lien on any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of New York, the term “UCC” shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority or remedies and for purposes of definitions related to such provisions.

SECTION 2         GUARANTY.

2.1          Guaranty.

(a)          Guarantor hereby unconditionally and irrevocably, as a primary obligor and not only a surety, guarantees to Lenders and its successors and permitted assigns, the prompt and complete payment and performance by the Borrower of the Borrower Obligations when due (whether at the stated maturity, by acceleration or otherwise).

(b)          The guaranty contained in this Section 2 is a guaranty of payment and shall remain in full force and effect until all of the Secured Obligations shall have been Paid in Full.

(c)          No payment made by any Borrower, Guarantor, any other guarantor or any other Person or received or collected by Lenders from the Borrower, Guarantor, any other guarantor or any other Person by virtue of any action or proceeding or any set-off or appropriation or application at any time or from time to time in reduction of or in payment of the Secured Obligations shall be deemed to modify, reduce, release or otherwise affect the liability of Guarantor hereunder which Guarantor shall, notwithstanding any such payment (other than any payment received or collected from such Guarantor in respect of the Secured Obligations), remain liable for the Secured Obligations until the Secured Obligations are Paid in Full.

2.2          No Subrogation. Notwithstanding any payment made by Guarantor hereunder or any set-off or application of funds of Guarantor by Lenders, the Guarantor shall not be entitled to be subrogated to any of the rights of Lenders against the Borrower, guarantor or any collateral security or guaranty or right of offset held by Lenders for the payment of the Secured Obligations, nor shall Guarantor seek or be entitled to seek any contribution or reimbursement from the Borrower or any other guarantor in respect of payments made by Guarantor hereunder, until all of the Secured Obligations are Paid in Full. If any amount shall be paid to Guarantor on account of such subrogation rights at any time when all of the Secured Obligations shall not have been Paid in Full, such amount shall be held by Guarantor in trust for Lenders, segregated from other funds of Guarantor, and shall, forthwith upon receipt by Guarantor, be turned over to Lenders in the exact form received by Guarantor (duly indorsed by Guarantor to Lenders, if required), to be applied against the Secured Obligations, whether matured or unmatured, in a manner consistent with the provisions of the Facility Agreement.

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2.3          Amendments, etc. with respect to the Secured Obligations. Guarantor shall remain obligated hereunder notwithstanding that, without any reservation of rights against Guarantor and without notice to or further assent by Guarantor, any demand for payment of any of the Secured Obligations made by Lenders may be rescinded by Lenders and any of the Secured Obligations continued, and the Secured Obligations, or the liability of any other Person upon or for any part thereof, or any collateral security or guaranty therefor or right of offset with respect thereto, may, from time to time, in whole or in part, be renewed, extended, amended, modified, accelerated, compromised, waived, surrendered or released by Lenders, and the Facility Agreement and the other Transaction Documents and any other documents executed and delivered in connection therewith may be amended, modified, supplemented or terminated, in whole or in part, as Lenders may deem advisable from time to time. Lenders shall have no obligation to protect, secure, perfect or insure any Lien at any time held by it as security for the Secured Obligations or for the guaranty contained in this Section 2 or any property subject thereto.

Lenders may, from time to time, in their reasonable discretion and without notice to Guarantor, take any or all of the following actions: (a) retain or obtain a security interest in any personal property to secure any of the Secured Obligations or any obligation hereunder, (b) retain or obtain the primary or secondary obligation of any obligor or obligors, in addition to the undersigned, with respect to any of the Secured Obligations, (c) extend or renew any of the Secured Obligations for one or more periods (whether or not longer than the original period), alter or exchange any of the Secured Obligations, or release or compromise any obligation of any of the undersigned hereunder or any obligation of any nature of any other obligor with respect to any of the Secured Obligations, (d) release any guaranty or right of offset or its security interest in, or surrender, release or permit any substitution or exchange for, all or any part of any personal property securing any of the Secured Obligations or any obligation hereunder, or extend or renew for one or more periods (whether or not longer than the original period) or release, compromise, alter or exchange any obligations of any nature of any obligor with respect to any such personal property, and (e) resort to the undersigned (or any of them) for payment of any of the Secured Obligations when due, whether or not Lenders shall have resorted to any personal property securing any of the Secured Obligations or any obligation hereunder or shall have proceeded against any other of the undersigned or any other obligor primarily or secondarily obligated with respect to any of the Secured Obligations.

2.4          Waivers. To the extent permitted by applicable law, Guarantor waives any and all notice of the creation, renewal, extension or accrual of any of the Secured Obligations and notice of or proof of reliance by Lenders upon the guaranty contained in this Section 2 or acceptance of the guaranty contained in this Section 2. The Secured Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred, or renewed, extended, amended or waived, in reliance upon the guaranty contained in this Section 2, and all dealings between the Borrower and Guarantor, on the one hand, and Lenders, on the other hand, likewise shall be conclusively presumed to have been had or consummated in reliance upon the guaranty contained in this Section 2. To the extent permitted by applicable law, Guarantor waives (a) diligence, presentment, protest, demand for payment and notice of default, dishonor or nonpayment and all other notices whatsoever to or upon the Borrower or Guarantor with respect to the Secured Obligations, (b) notice of the existence or creation or non-payment of all or any of the Secured Obligations and (c) all diligence in collection or protection of or realization upon any Secured Obligations or any security for or guaranty of any Secured Obligations.

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2.5          Payments. Guarantor hereby guaranties that payments hereunder will be paid to Lenders without set-off or counterclaim in Dollars at the office of Lenders specified in the Facility Agreement.

SECTION 3         GRANT OF SECURITY INTEREST.

3.1          Grant. Grantor hereby assigns and transfers to Lenders, and hereby grants to Lenders and (to the extent provided herein) its Affiliates, a continuing security interest in all of its Collateral, as collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of the Secured Obligations. Notwithstanding the foregoing, no Lien or security interest is hereby granted on any Excluded Property.

SECTION 4         REPRESENTATIONS AND WARRANTIES.

To induce Lenders to enter into the Facility Agreement and to induce Lenders to make extensions of credit to the Borrower thereunder, Grantor hereby represents and warrants to Lenders that:

4.1          Title; No Other Liens. Except for Permitted Liens, the Grantor own each item of the Collateral free and clear of any and all Liens or claims of others. As of the Closing Date, no effective financing statement or other public notice with respect to all or any part of the Collateral is on file or of record in any public office, except filings evidencing Permitted Liens.

4.2           Perfected Liens. The security interests granted pursuant to this Agreement (a)  upon completion of the filings and other actions specified on Schedule 2 (which filings and other documents referred to on Schedule 2, have been delivered to Lenders in completed form) will constitute valid perfected security interests in all of the Collateral in favor of Lenders as collateral security for the Secured Obligations, enforceable in accordance with the terms hereof and in accordance with the terms of the Facility Agreement and (b) shall be prior to all other Liens on the Collateral except for Permitted Liens having priority over Lenders’ Lien by operation of law or permitted pursuant to the Facility Agreement upon (i) in the case of all pledged certificated stock, Pledged Notes, Pledged Equity and other pledged Investment Property, the delivery thereof to Lenders of such pledged certificated stock, Pledged Notes, Pledged Equity and other pledged Investment Property consisting of instruments and certificates, in each case properly endorsed for transfer to Lenders or in blank, (ii) in the case of all pledged Investment Property not in certificated form, the execution of Control Agreements with respect to such pledged Investment Property and (iii) in the case of all other pledged instruments and tangible chattel paper that are not pledged certificated stock, Pledged Notes, Pledged Equity and other pledged Investment Property, the delivery thereof to Lenders of such instruments and tangible chattel paper. Except as set forth in this Section 4.2, all actions by Grantor necessary to perfect the Lien granted hereunder on the Collateral have been duly taken. As of the date hereof, the filings and other actions specified on Schedule 2 constitute all of the filings and other actions necessary to perfect all security interests granted hereunder.

4.3           Grantor Information. On the date hereof, Schedule 3 sets forth (a) Grantor’s jurisdiction of organization, (b) the location of Grantor’s chief executive office, (c) Grantor’s exact legal name as it appears on its organizational documents and (d) Grantor’s organizational identification number (to the extent a Grantor is organized in a jurisdiction which assigns such numbers) and federal employer identification number.

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4.4          Collateral Locations. On the date hereof, Schedule 4 sets forth (a) each place of business of Grantor (including its chief executive office), (b) all locations where all Inventory and Equipment with a book value in excess of $50,000 individually or $100,000 in the aggregate for all Grantor owned by Grantor is kept (other than Inventory or Equipment that is otherwise in transit or out for repair, refurbishment or processing in the ordinary course of business or otherwise disposed of in a transaction permitted by the Facility Agreement) and (c) whether each such Collateral location and place of business (including Grantor’s chief executive office) is owned or leased (and if leased, specifies the complete name and notice address of each lessor). On the Closing Date, no Collateral (other than Inventory or Equipment that is otherwise in transit or out for repair, refurbishment or processing in the ordinary course of business or otherwise disposed of in a transaction permitted by the Facility Agreement) with a book value greater than $50,000 individually or $100,000 in the aggregate for all is located outside the United States or in the possession of any lessor, bailee, warehouseman or consignee, except as indicated on Schedule 4.

4.5          Certain Property. None of the Collateral constitutes, or is the Proceeds of, (a) Farm Products, (b) Health Care Insurance Receivables or (c) vessels, aircraft or any other personal property subject to any certificate of title or other registration statute of the United States, any State or other jurisdiction, except for motor vehicles owned by Grantor and used by employees of Grantor in the ordinary course of business with an aggregate fair market value of less than $25,000 (in the aggregate for all Grantor).

4.6          Investment Property.

(a)          The Pledged Equity pledged by Grantor hereunder constitutes all the issued and outstanding equity interests of each Issuer owned by Grantor.

(b)          All of the Pledged Equity has been duly and validly issued and, in the case of shares of capital stock and membership interests, is fully paid and nonassessable.

(c)          Each of the Pledged Notes constitutes the legal, valid and binding obligation of the obligor with respect thereto, enforceable in accordance with its terms (subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) and an implied covenant of good faith and fair dealing).

4.7          As of the date hereof, Schedule 1 lists all Investment Property owned by Grantor with a value greater than $50,000 individually or $100,000 in the aggregate. Grantor is the record and beneficial owner of, and has good and valid title to, the Investment Property pledged by it hereunder, free of any and all Liens or options in favor of, or claims of, any other Person, except Permitted Liens.

4.8          Receivables.

(a)          No material amount payable to Grantor under or in connection with any Receivable is evidenced by any Instrument or Chattel Paper which has not been delivered to Lenders.

(b)          No obligor on any Receivable is a Governmental Authority.

(c)          The amounts represented by Grantor to Lenders from time to time as owing to Grantor in respect of the Receivables will at all such times be accurate in all material respects.

4.9          Intellectual Property. Schedule 5 lists all Intellectual Property that is registered or is the subject of an application to register and owned by Grantor in its own name on the date hereof. Except as set forth in Schedule 5 and except for non-exclusive licenses of software and other Intellectual Property acquired in the ordinary course of business, none of the Intellectual Property of Grantor is the subject of any licensing or franchise agreement pursuant to which Grantor is the licensor or franchisor.

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4.10        Depositary and Other Accounts. Schedule 6 lists all banks and other financial institutions at which Grantor maintains deposit or other accounts as of the Closing Date and such Schedule 6 correctly identifies the name, address and telephone number of each depository, the name in which the account is held, a description of the purpose of the account, and the complete account number therefor.

4.11        Facility Agreement. Grantor makes each of the representations and warranties made by Borrower in the Facility Agreement to the extent applicable to it on the date Grantor becomes a party hereto. Such representations and warranties shall be incorporated herein by this reference as if fully set forth herein.

SECTION 5         COVENANTS.

Grantor covenants and agrees with Lenders that, from and after the date of this Agreement until the Secured Obligations shall have been Paid in Full:

5.1          Delivery of Instruments, Certificated Securities and Chattel Paper. If any amount payable under or in connection with any of the Collateral in excess of $50,000 individually or $100,000 in the aggregate shall be or become evidenced by any Instrument, certificated security or Chattel Paper, such Instrument, certificated security or Chattel Paper shall (unless Lenders have agreed in writing that such delivery will not be required) be promptly (and, in any event, within five (5) Business Days) delivered to Lenders, duly indorsed in a manner reasonably satisfactory to Lenders, to be held as Collateral pursuant to this Agreement and in the case of Electronic Chattel Paper, Grantor shall (unless Lenders have agreed in writing that such control will not be required) cause Lenders to have control thereof within the meaning set forth in Section 9-105 of the UCC. In the event that an Event of Default shall have occurred and be continuing, upon the request of Lenders, any Instrument, certificated security or Chattel Paper not theretofore delivered to Lenders and at such time being held by Grantor shall be promptly (and, in any event, within five (5) Business Days) delivered to Lenders, duly indorsed in a manner satisfactory to Lenders, to be held as Collateral pursuant to this Agreement and in the case of Electronic Chattel Paper, the applicable Grantor shall cause Lenders to have control thereof within the meaning set forth in Section 9-105 of the UCC.

5.2          Maintenance of Perfected Security Interest; Further Documentation.

(a)          Grantor shall maintain the security interest created by this Agreement as a perfected security interest having at least the priority described in Section 4.2, and shall defend such security interest against the claims and demands of all Persons whomsoever.

(b)          Grantor will furnish to Lenders from time to time statements and schedules further identifying and describing the assets and property of Grantor and such other reports in connection therewith as Lenders may reasonably request, all in reasonable detail.

(c)          At any time and from time to time, upon the written request of Lenders, and at the sole expense of Grantor, Grantor will promptly and duly execute and deliver, and have recorded, such further instruments and documents and take such further actions as Lenders may reasonably request for the purpose of obtaining or preserving the full benefits of this Agreement and of the rights and powers herein granted, including (i) filing any financing or continuation statements under the UCC (or other similar laws) in effect in any jurisdiction with respect to the security interests created hereby, (ii) in the case of Investment Property and any other relevant Collateral, taking any such requested actions necessary to enable Lenders to obtain “control” (within the meaning of the applicable UCC) with respect to such Investment Property or Collateral to the extent required to be pledged hereunder; and (iii) if requested by Lenders, delivering, to the extent permitted by law, any original motor vehicle certificates of title received by Grantor from the applicable secretary of state or other Governmental Authority after information reflecting Lenders’ security interest has been recorded in such motor vehicles to the extent required to be pledged hereunder.

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5.3          Changes in Locations, Name, etc. Grantor shall not, except upon 10 Business Days’ prior written notice to Lenders and delivery to Lenders of (a) all additional financing statements and other documents reasonably requested by Lenders as to the validity, perfection and priority of the security interests provided for herein and (b) if applicable, a written supplement to Schedule 4 showing any additional location at which Inventory or Equipment with a book value in excess of $50,000 individually or $100,000 in the aggregate shall be kept (other than Inventory or Equipment that is otherwise in transit or out for repair, refurbishment or processing in the ordinary course of business or otherwise disposed of in a transaction permitted by the Facility Agreement):

(i)           permit any of the Inventory or Equipment with a book value greater than $50,000 individually or $100,000 in the aggregate to be kept at a location other than those listed on Schedule 4, other than the Inventory or Equipment that is otherwise in transit or out for repair, refurbishment or processing in the ordinary course of business or otherwise disposed of in a transaction permitted by the Facility Agreement;

(ii)          change its jurisdiction of organization or the location of its chief executive office from that specified on Schedule 3 or in any subsequent notice delivered pursuant to this Section 5.3; or

(iii)         change its name, identity or corporate structure.

5.4          Notices. Grantor will advise Lenders promptly upon becoming aware, in reasonable detail, of:

(a)          any Lien (other than Permitted Liens) on any of the Collateral; and

(b)          the occurrence of any other event which would reasonably be expected to have a material adverse effect on the aggregate value of the Collateral or on the Liens created hereby.

5.5          Investment Property.

(a)          If Grantor shall become entitled to receive or shall receive any certificate, option or rights in respect of the equity interests of any Issuer, whether in addition to, in substitution of, as a conversion of, or in exchange for, any of the Pledged Equity, or otherwise in respect thereof, Grantor shall accept the same as the agent of Lenders, hold the same in trust for Lenders and deliver the same forthwith to Lenders in the exact form received, duly indorsed by Grantor to Lenders, if required, together with an undated instrument of transfer covering such certificate duly executed in blank by Grantor and with, if Lenders so requests, signature guarantied, to be held by Lenders, subject to the terms hereof, as additional Collateral for the Secured Obligations. Upon the occurrence and during the continuance of an Event of Default, (i) any sums paid upon or in respect of the Investment Property upon the liquidation or dissolution of any Issuer shall be paid over to Lenders to be held by it hereunder as additional Collateral for the Secured Obligations, and (ii) in case any distribution of capital shall be made on or in respect of the Investment Property or any property shall be distributed upon or with respect to the Investment Property pursuant to the recapitalization or reclassification of the capital of any Issuer or pursuant to the reorganization thereof, the property so distributed shall, unless otherwise subject to a perfected Lien in favor of Lenders, be delivered to Lenders to be held by them hereunder as additional Collateral for the Secured Obligations. Upon the occurrence and during the continuance of an Event of Default, if any sums of money or property so paid or distributed in respect of the Investment Property shall be received by Grantor, Grantor shall, until such money or property is paid or delivered to Lenders, hold such money or property in trust for Lenders, segregated from other funds of Grantor, as additional Collateral for the Secured Obligations.

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(b)         Without the prior written consent of Lenders, Grantor will not (i) vote to enable, or take any other action to permit, any Issuer to issue any equity interests of any nature or to issue any other securities or interests convertible into or granting the right to purchase or exchange for any equity interests of any nature of any Issuer, except, in each case, as permitted by the Facility Agreement, (ii) sell, assign, transfer, exchange, or otherwise dispose of, or grant any option with respect to, the Investment Property or Proceeds thereof (except pursuant to a transaction expressly permitted by the Facility Agreement) other than, with respect to Investment Property not constituting Pledged Equity or Pledged Notes, any such action in the ordinary course of business and consistent with past practice which is not prohibited by the Facility Agreement, (iii) create, incur or permit to exist any Lien or option in favor of, or any claim of any Person with respect to, any of the Investment Property or Proceeds thereof, or any interest therein, except for Permitted Liens, or (iv) enter into any agreement or undertaking restricting the right or ability of Grantor or Lenders to sell, assign or transfer any of the Investment Property or Proceeds thereof, except, any such action which is not prohibited by the Facility Agreement.

(c)         If Grantor is an Issuer, it agrees that (i) it will be bound by the terms of this Agreement relating to the Investment Property issued by it and will comply with such terms insofar as such terms are applicable to it, (ii) it will notify Lenders promptly in writing of the occurrence of any of the events described in Section 5.5(a) of this Agreement with respect to the Investment Property issued by it and (iii) the terms of Sections 6.3(c) and 6.7 of this Agreement shall apply to Grantor with respect to all actions that may be required of it pursuant to Section 6.3(c) or 6.7 of this Agreement regarding the Investment Property issued by it.

5.6          Receivables.

(a)          Other than in the ordinary course of business consistent with its past practice or with respect to amounts which are not material to Grantor, Grantor will not (i) grant any extension of the time of payment of any Receivable, (ii) compromise or settle any Receivable for less than the full amount thereof, (iii) release, wholly or partially, any Person liable for the payment of any Receivable, (iv) allow any credit or discount whatsoever on any Receivable or (v) amend, supplement or modify any Receivable in any manner that would reasonably be expected to adversely affect the value thereof in any material respect.

(b)          Grantor will deliver to Lenders a copy of each material demand, notice or document received by it that questions or calls into doubt the validity or enforceability of more than 25% of the aggregate amount of the then outstanding Receivables for all Grantor.

5.7          Intellectual Property. Except as expressly permitted by the Facility Agreement,

(a)          Grantor (either itself or through licensees) will use commercially reasonable measures to (i) continue to use each trademark (owned by Grantor) material to its business, in order to maintain such material trademark in full force free from any claim of abandonment for non-use, (ii) use such material trademark with the appropriate notice of registration and all other notices and legends required by applicable law, (iii) not adopt or use any mark which is confusingly similar or a colorable imitation of such material trademark unless Lenders shall obtain a perfected security interest in such mark pursuant to this Agreement and (iv) not do any act or knowingly omit to do any act whereby such material trademark becomes invalidated or impaired in any way and will also prohibit any licensees from doing so.

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(b)          Grantor will not do any act, or omit to do any act, whereby any patent owned by Grantor material to its business may become forfeited, abandoned or dedicated to the public and will also prohibit any licensees from doing so.

(c)          Grantor (i) will not do any act or knowingly omit to do any act whereby any material portion of such copyrights may become invalidated or otherwise impaired and will also prohibit any licensees from doing so, and (ii) will not do any act whereby any material portion of such copyrights may fall into the public domain and will also prohibit any licensees from doing so.

(d)          Grantor will not knowingly do any act that uses any Intellectual Property material to its business to infringe the intellectual property rights of any other Person.

(e)          Grantor will notify Lenders promptly if it knows, or has reason to know, that any application or registration relating to any material Intellectual Property may become forfeited, abandoned or dedicated to the public, or of any determination or development (including the institution of, or any such determination or development in, any proceeding in the United States Patent and Trademark Office, the United States Copyright Office or any court or tribunal in any country) regarding, Grantor’s ownership of, or the validity of, any material Intellectual Property or Grantor’s right to register the same or to own and maintain the same would reasonably be expected to have a Material Adverse Effect.

(f)           Whenever Grantor, either by itself or through any agent, employee, licensee or designee, shall file an application for the registration of any Intellectual Property with the United States Patent and Trademark Office, the United States Copyright Office or any similar office or agency in any other country or any political subdivision thereof, Grantor shall report such filing to Lenders concurrently with the next delivery of financial statements of the Borrower pursuant to the Facility Agreement. Upon the request of Lenders, Grantor shall execute and deliver, and have recorded, any and all agreements, instruments, documents, and papers as Lenders may reasonably request to evidence Lenders’ security interest in any copyright, patent or trademark and the goodwill of Grantor relating thereto or represented thereby.

(g)          Grantor will take all reasonable and necessary steps to maintain and pursue each application (and to obtain the relevant registration) and to maintain each registration of all material Intellectual Property owned by it as Grantor shall reasonably deem appropriate under the circumstances.

(h)          In the event that any material Intellectual Property is infringed upon or misappropriated or diluted by a third party, Grantor shall (i) take such actions as Grantor shall reasonably deem appropriate under the circumstances to protect such Intellectual Property and (ii) if such Intellectual Property is of material economic value, promptly notify Lenders after it learns thereof and sue for infringement, misappropriation, dilution and/or to seek injunctive relief and recover any and all damages for such infringement, misappropriation or dilution all as Grantor shall reasonably deem appropriate under the circumstances.

5.8         Depositary and Other Deposit Accounts. No Grantor shall open any depositary or other deposit accounts unless Grantor shall have given to Lenders 10 calendar days’ prior written notice (or such lesser notice as Lenders may agree in its sole discretion) of its intention to open any such new deposit accounts.

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5.9          Other Matters.

(a)          Grantor authorizes Lenders to, at any time and from time to time, file financing statements, continuation statements, and amendments thereto that describe the Collateral as “all assets” of Grantor, or words of similar effect, and which contain any other information required pursuant to the UCC for the sufficiency of filing office acceptance of any financing statement, continuation statement or amendment, and Grantor agrees to furnish any such information to Lenders promptly upon request. Any such financing statement, continuation statement or amendment may be signed by Lenders on behalf of Grantor and may be filed at any time in any jurisdiction.

(b)          Grantor shall, at any time and from time and to time, take such steps as Lenders may reasonably request for Lenders to insure the continued perfection and priority of Lenders’ security interest in any of the Collateral and of the preservation of its rights therein.

(c)          If Grantor shall at any time, acquire a “commercial tort claim” (as such term is defined in the UCC) in excess of $50,000 individually or $100,000 in the aggregate. Grantor shall promptly notify Lenders thereof in writing and supplement Schedule 7, therein providing a reasonable description and summary thereof, and upon delivery thereof to Lenders, Grantor shall be deemed to thereby grant to Lenders (and Grantor hereby grants to Lenders) a security interest and lien in and to such commercial tort claim and all proceeds thereof, all upon the terms of and governed by this Agreement.

5.10        Insurance.

Borrower shall:

(a)          Keep the Collateral properly housed and insured for the full insurable value thereof against loss or damage by fire, theft, explosion, sprinklers, collision (in the case of motor vehicles) and such other risks as are customarily insured against by Persons engaged in businesses similar to that of Borrower, with such companies, in such amounts, with such deductibles, and under policies in such form, as shall be satisfactory to Lenders. Original (or certified) copies of such policies of insurance have been or shall be, within ninety (90) days of the Closing Date, delivered to Lenders, together with evidence of payment of all premiums therefor, and shall contain an endorsement, in form and substance acceptable to Lenders, showing loss under such insurance policies payable to Lenders. Such endorsement, or an independent instrument furnished to Lenders, shall provide that the insurance company shall give Lenders at least thirty (30) days written notice before any such policy of insurance is altered or canceled.

(b)         Maintain, at their expense, such public liability and third party property damage insurance as is customary for Persons engaged in businesses similar to that of Borrower with such companies and in such amounts, with such deductibles and under policies in such form as shall be satisfactory to Lenders and original (or certified) copies of such policies have been or shall be, within ninety (90) days after the Closing Date, delivered to Lenders, together with evidence of payment of all premiums therefor; each such policy shall contain an endorsement showing Lenders as additional insureds thereunder and providing that the insurance company shall give Lenders at least thirty (30) days written notice before any such policy shall be altered or canceled.

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SECTION 6         REMEDIAL PROVISIONS.

6.1          Certain Matters Relating to Receivables.

(a)          At any time and from time to time after the occurrence and during the continuance of an Event of Default, Lenders shall have the right to make test verifications of the Receivables in any manner and through any medium that they reasonably considers advisable, and Grantor shall furnish all such assistance and information as Lenders may reasonably require in connection with such test verifications. At any time and from time to time after the occurrence and during the continuance of an Event of Default, upon Lenders’ request and at the expense of the relevant Grantor, Grantor shall cause independent public accountants or others satisfactory to Lenders to furnish to Lenders reports showing reconciliations, agings and test verifications of, and trial balances for, the Receivables.

(b)          Lenders hereby authorize Grantor to collect Grantor’s Receivables, and Lenders may curtail or terminate such authority at any time after the occurrence and during the continuance of an Event of Default. If required by Lenders at any time after the occurrence and during the continuance of an Event of Default, any payments of Receivables, when collected by Grantor, (i) shall be forthwith (and, in any event, within two Business Days) deposited by Grantor in the exact form received, duly indorsed by Grantor to Lenders if required and upon notice to Grantor, in a collateral account maintained under the sole dominion and control of Lenders, subject to withdrawal by Lenders only as provided in Section 6.5, and (ii) until so turned over after such request by Lenders, shall be held by Grantor in trust for Lenders, segregated from other funds of Grantor. Each such deposit of Proceeds of Receivables shall be accompanied by a report identifying in reasonable detail the nature and source of the payments included in the deposit.

(c)          At any time and from time to time after the occurrence and during the continuance of an Event of Default, at Lenders’ request, Grantor shall deliver to Lenders copies of all documents evidencing, and relating to, the agreements and transactions which gave rise to the Receivables, including all orders, invoices and shipping receipts.

(d)          Grantor hereby irrevocably authorizes and empowers Lenders, in Lenders’ sole discretion, at any time after the occurrence and during the continuance of an Event of Default, following Lenders’ concurrent notice to Grantor, to assert, either directly or on behalf of Grantor, any claim Grantor may from time to time have against the sellers under or with respect to any agreements assigned or collaterally assigned to Lenders and to receive and collect any and all damages, awards and other monies resulting therefrom and to apply the same to the Secured Obligations in such order as Lenders may determine in its discretion. After the occurrence and during the continuance of an Event of Default, Grantor hereby irrevocably makes, constitutes and appoints Lenders as their true and lawful attorney in fact for the purpose of enabling Lenders to assert and collect such claims and to apply such monies in the manner set forth above, which appointment, being coupled with an interest, is irrevocable.

6.2          Communications with Obligors; Grantor Remain Liable.

(a)          Lenders in their own name or in the name of others may at any time after the occurrence and during the continuance of an Event of Default communicate with obligors under the Receivables to verify with them to Lenders’ satisfaction the existence, amount and terms of any Receivables.

(b)          Upon the written request of Lenders at any time after the occurrence and during the continuance of an Event of Default, Grantor shall notify obligors on the Receivables that the Receivables have been assigned to Lenders and that payments in respect thereof shall be made directly to Lenders.

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(c)          Anything herein to the contrary notwithstanding, Grantor shall remain liable in respect of each of the Receivables to observe and perform all the conditions and obligations to be observed and performed by it thereunder, all in accordance with the terms of any agreement giving rise thereto. Lenders shall have no obligation or liability under any Receivable (or any agreement giving rise thereto) by reason of or arising out of this Agreement or the receipt by Lenders of any payment relating thereto, nor shall Lenders be obligated in any manner to perform any of the obligations of Grantor under or pursuant to any Receivable (or any agreement giving rise thereto), to make any payment, to make any inquiry as to the nature or the sufficiency of any payment received by it or as to the sufficiency of any performance by any party thereunder, to present or file any claim, to take any action to enforce any performance or to collect the payment of any amounts which may have been assigned to it or to which it may be entitled at any time or times.

(d)          After the occurrence and during the continuance of an Event of Default, for the purpose of enabling Lenders to exercise rights and remedies under this Agreement, Grantor hereby grants to Lenders an irrevocable, nonexclusive license (exercisable without payment of royalty or other compensation to Grantor) to use, license or sublicense any Intellectual Property now owned or hereafter acquired by Grantor, and wherever the same may be located, and including in such license access to all media in which any of the licensed items may be recorded or stored and to all computer software and programs used for the compilation or printout thereof.

6.3          Investment Property.

(a)          Unless an Event of Default shall have occurred and be continuing and Lenders shall have given written notice to the Grantor of Lenders’ intent to exercise their corresponding rights pursuant to Section 6.3(b), Grantor shall be permitted to receive all cash dividends and distributions paid in respect of the Pledged Equity and all payments made in respect of the Pledged Notes, to the extent permitted in the Facility Agreement, and to exercise all voting and other rights with respect to the Investment Property; provided, that no vote shall be cast or other right exercised or action taken which would reasonably be expected to materially impair the Collateral or which would be inconsistent with or result in any violation of any provision of the Facility Agreement, this Agreement or any other Transaction Document.

(b)          If an Event of Default shall occur and be continuing and Lenders shall give notice of its intent to exercise such rights to the Grantor, (i) Lenders shall have the right to receive any and all cash dividends and distributions, payments or other Proceeds paid in respect of the Investment Property and make application thereof to the Secured Obligations in such order as Lenders may determine in their discretion, (ii) Lenders shall have the right to cause any or all of the Investment Property to be registered in the name of Lenders or their nominee and (iii) Lenders or their nominee may exercise (x) all voting and other rights pertaining to such Investment Property at any meeting of holders of the equity interests of the relevant Issuer or Issuers or otherwise (or by written consent) and (y) any and all rights of conversion, exchange and subscription and any other rights, privileges or options pertaining to such Investment Property as if they were the absolute owner thereof (including the right to exchange at its discretion any and all of the Investment Property upon the merger, consolidation, reorganization, recapitalization or other fundamental change in the corporate or other structure of any Issuer, or upon the exercise by Grantor or Lenders of any right, privilege or option pertaining to such Investment Property, and in connection therewith, the right to deposit and deliver any and all of the Investment Property with any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as Lenders may determine), all without liability except to account for property actually received by it, but Lenders shall have no duty to Grantor to exercise any such right, privilege or option and shall not be responsible for any failure to do so or delay in so doing.

(c)          After the occurrence and during the continuance of an Event of Default, Grantor hereby authorizes and instructs each Issuer of any Investment Property pledged by Grantor hereunder to (i) comply with any instruction received by it from Lenders in writing that (x) states that an Event of Default has occurred and is continuing and (y) is otherwise in accordance with the terms of this Agreement, without any other or further instructions from Grantor, and Grantor agrees that each Issuer shall be fully protected in so complying and (ii) unless otherwise expressly permitted hereby, pay any dividends, distributions or other payments with respect to the Investment Property directly to Lenders.

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6.4          Proceeds to be Turned Over to Lenders. In addition to the rights of Lenders specified in Section 6.1 with respect to payments of Receivables, if an Event of Default shall occur and be continuing, all Proceeds received by Grantor consisting of cash, checks and other cash equivalent items shall be held by Grantor in trust for Lenders, segregated from other funds of Grantor, and shall, upon written request of Lenders, forthwith upon receipt by Grantor, be turned over to Lenders in the exact form received by Grantor (duly indorsed by Grantor to Lenders, if required). All Proceeds received by Lenders hereunder shall be held by Lenders in a collateral account maintained under its sole dominion and control. All Proceeds, while held by Lenders in any collateral account (or by Grantor in trust for Lenders) established pursuant hereto, shall continue to be held as collateral security for the Secured Obligations and shall not constitute payment thereof until applied as provided in Section 6.5.

6.5          Application of Proceeds. Lenders may apply all or any part of Proceeds from the sale of, or other realization upon, all or any part of the Collateral in payment of the Secured Obligations in such order as Lenders shall determine in its discretion. Any part of such funds which Lenders elects not so to apply and deems not required as collateral security for the Secured Obligations shall be paid over from time to time by Lenders to the applicable Grantor or to whomsoever may be lawfully entitled to receive the same. Any balance of such Proceeds remaining after the Secured Obligations shall have been Paid in Full shall be paid over to the Grantor or to whomsoever may be lawfully entitled to receive the same.

6.6          Code and Other Remedies. If an Event of Default shall occur and be continuing, Lenders may exercise, in addition to all other rights and remedies granted to them in this Agreement and in any other instrument or agreement securing, evidencing or relating to the Secured Obligations, all rights and remedies of a secured party under the UCC or any other applicable law. Without limiting the generality of the foregoing, Lenders, without demand of performance or other demand, presentment, protest, advertisement or notice of any kind (except any notice required by law referred to below) to or upon Grantor or any other Person (all and each of which demands, defenses (other than defense of payment), advertisements and notices are hereby waived), may in such circumstances forthwith collect, receive, appropriate and realize upon the Collateral, or any part thereof, and/or may forthwith sell, lease, assign, give options to purchase, or otherwise dispose of and deliver the Collateral or any part thereof (or contract to do any of the foregoing), in one or more parcels at public or private sale or sales, at any exchange, broker’s board or office of Lenders or elsewhere upon such terms and conditions as it may deem advisable and at such prices as it may deem best, for cash or on credit or for future delivery with assumption of any credit risk. Lenders shall have the right upon any such public sale or sales, and, to the extent permitted by law, upon any such private sale or sales, to purchase the whole or any part of the Collateral so sold, free of any right or equity of redemption in Grantor, which right or equity is hereby waived and released. Grantor further agrees, at Lenders’ request, to assemble the Collateral and make it available to Lenders at places which Lenders shall reasonably select, whether at Grantor’s premises or elsewhere. Lenders shall apply the net proceeds of any action taken by it pursuant to this Section 6.6, after deducting all reasonable documented out-of-pocket costs and expenses of every kind incurred in connection therewith or incidental to the care or safekeeping of any of the Collateral or in any way relating to the Collateral or the rights of Lenders hereunder, to the payment in whole or in part of the Secured Obligations, in such order as Lenders may elect in its discretion, and only after such application and after the payment by Lenders of any other amount required by any provision of law, need Lenders account for the surplus, if any, to Grantor. To the extent permitted by applicable law, Grantor waives all claims, damages and demands it may acquire against Lenders arising out of the exercise by them of any rights hereunder. If any notice of a proposed sale or other disposition of Collateral shall be required by law, such notice shall be deemed reasonable and proper if given at least 10 calendar days before such sale or other disposition.

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6.7          Registration Rights.

(a)          If Lenders shall determine to exercise their right to sell any or all of the Pledged Equity pursuant to Section 6.6, and if in the opinion of Lenders it is necessary or advisable to have the Pledged Equity, or that portion thereof to be sold, registered under the provisions of the Securities Act or other applicable law, Grantor use its commercially reasonable efforts to (i) cause the Issuer thereof to execute and deliver, and cause the directors and officers of such Issuer to execute and deliver, all such instruments and documents, and do or cause to be done all such other acts as may be, in the opinion of Lenders, necessary or advisable to register the Pledged Equity, or that portion thereof to be sold, under the provisions of the Securities Act, (ii) cause the registration statement relating thereto to become effective and to remain effective for a period of one year from the date of the first public offering of the Pledged Equity, or that portion thereof to be sold, and (iii) make all amendments thereto and/or to the related prospectus which, in the opinion of Lenders, are necessary or advisable, all in conformity with the requirements of the Securities Act and the rules and regulations of the Securities and Exchange Commission applicable thereto. Grantor agrees to use its commercially reasonable efforts to cause such Issuer to comply with the provisions of the securities or “Blue Sky” laws of any and all jurisdictions which Lenders shall designate and to make available to its security holders, as soon as practicable, an earnings statement (which need not be audited) which will satisfy the provisions of Section 11(a) of the Securities Act.

(b)          Grantor recognizes that Lenders may be unable to effect a public sale of any or all the Pledged Equity, by reason of certain prohibitions contained in the Securities Act and applicable state securities laws or otherwise, and may be compelled to resort to one or more private sales thereof to a restricted group of purchasers which will be obliged to agree, among other things, to acquire such securities for their own account for investment and not with a view to the distribution or resale thereof. Grantor acknowledges and agrees that any such private sale may result in prices and other terms less favorable than if such sale were a public sale and, notwithstanding such circumstances, agrees that any such private sale shall be deemed to have been made in a commercially reasonable manner. Lenders shall be under no obligation to delay a sale of any of the Pledged Equity for the period of time necessary to permit the Issuer thereof to register such securities or other interests for public sale under the Securities Act, or under applicable state securities laws, even if such Issuer would agree to do so.

(c)          Grantor agrees to use its commercially reasonable efforts to do or cause to be done all such other acts as may be necessary to make such sale or sales of all or any portion of the Pledged Equity pursuant to this Section 6.7 valid and binding and in compliance with applicable law. Grantor further agrees that a breach of any of the covenants contained in this Section 6.7 will cause irreparable injury to Lenders, that Lenders have no adequate remedy at law in respect of such breach and, as a consequence, that each and every covenant contained in this Section 6.7 shall be specifically enforceable against Grantor, and Grantor hereby waives and agrees not to assert any defenses against an action for specific performance of such covenants except for a defense that no Event of Default has occurred under the Facility Agreement.

6.8          Waiver; Deficiency. Grantor waives and agrees not to assert any rights or privileges which it may acquire under Section 9-626 of the UCC. Grantor shall remain liable for any deficiency if the proceeds of any sale or other disposition of the Collateral are insufficient to pay the Secured Obligations in full and the fees and disbursements of any attorneys employed by Lenders to collect such deficiency.

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SECTION 7         MISCELLANEOUS.

7.1          Amendments in Writing. None of the terms or provisions of this Agreement may be waived, amended, supplemented or otherwise modified except in accordance with Section 6.6 of the Facility Agreement.

7.2          Notices. All notices, requests and demands to or upon Lenders or Grantor hereunder shall be addressed to such party and effected in the manner provided for in Section 6.1 of the Facility Agreement and Grantor hereby appoints Borrower as its agent to receive notices hereunder.

7.3          Indemnification by Grantor. Grantor agrees to jointly and severally indemnify, pay, and hold Lenders and their Affiliates, officers, directors, employees, agents, and attorneys (the “Indemnitees”) harmless from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, claims, reasonable and documented out-of-pocket costs and expenses (including all reasonable documented out-of-pocket fees and expenses of counsel to such Indemnitees) of any kind or nature whatsoever that may be imposed on, incurred by, or asserted against the Indemnitee as a result of such Indemnitees being a party to this Agreement or the transactions consummated pursuant to this Agreement or otherwise relating to any of the Transaction Documents; provided that Grantor shall not have any obligation to an Indemnitee hereunder with respect to liabilities to the extent resulting from the gross negligence or willful misconduct of that Indemnitee as determined by a final non-appealable order of a court of competent jurisdiction. If and to the extent that the foregoing undertaking may be unenforceable for any reason, Grantor agrees to make the maximum contribution to the payment and satisfaction thereof which is permissible under applicable law. The provisions in this Section 7.3 shall survive repayment of all (and shall be) Secured Obligations (and all commitments of Lenders, if any, to extend credit that would constitute Borrower Obligations have been terminated or have expired), any foreclosure under, or any modification, release or discharge of, any or all of the Collateral and termination of this Agreement.

7.4          Enforcement Expenses.

(a)          Grantor agrees to pay or reimburse on demand Lenders for all reasonable out-of-pocket documented costs and expenses incurred in collecting against Guarantor under the guaranty contained in Section 2 or otherwise enforcing or preserving any rights under this Agreement and the other Transaction Documents.

(b)          Grantor agrees to pay, and to save Lenders harmless from, any and all liabilities with respect to, or resulting from any delay in paying, any and all stamp, excise, sales or other taxes which may be payable or determined to be payable with respect to any of the Collateral or in connection with any of the transactions contemplated by this Agreement.

(c)          The agreements in this Section 7.4 shall survive repayment of all (and shall be) Secured Obligations (and all commitments of Lenders, if any, to extend credit that would constitute Borrower Obligations have been terminated or have expired), any foreclosure under, or any modification, release or discharge of, any or all of the Collateral and termination of this Agreement.

7.5          Captions. Section captions used in this Agreement are for convenience only and shall not affect the construction of this Agreement.

7.6          Nature of Remedies. All Secured Obligations of Grantor and rights of Lenders expressed herein or in any other Transaction Document shall be in addition to and not in limitation of those provided by applicable law. No failure to exercise and no delay in exercising, on the part of Lenders, any right, remedy, power or privilege hereunder, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

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7.7          Counterparts; Effectiveness. This Agreement and any amendments, waivers, consents or supplements may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all of which counterparts together shall constitute but one in the same instrument. This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties hereto.

7.8          Severability. The invalidity, illegality or unenforceability in any jurisdiction of any provision under this Agreement or any of the other Transaction Documents shall not affect or impair the remaining provisions in this Agreement or any of the other Transaction Documents.

7.9          Entire Agreement. This Agreement and the other Transaction Documents to which the parties hereto are parties embody the entire agreement among the parties hereto and supersede all prior commitments, agreements, representations and understandings, whether oral or written, relating to the subject matter hereof, and may not be contradicted or varied by evidence of prior, contemporaneous, or subsequent oral agreements or discussions of the parties hereto. All Exhibits, Schedules and Annexes referred to herein are incorporated in this Agreement by reference and constitute a part of this Agreement. If any provision contained in this Agreement conflicts with any provision of the Facility Agreement, then with regard to such conflicting provisions, the Facility Agreement shall govern and control.

7.10        Successors; Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns except that Grantor may not assign their rights or obligations hereunder without the written consent of Lenders and any such purported assignment without such written consent shall be void.

7.11        Applicable Law. THIS AGREEMENT SHALL BE GOVERNED BY AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE INTERNAL LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO CONFLICTS OF LAW PRINCIPALS.

7.12        Consent to Jurisdiction. GRANTOR HEREBY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT LOCATED WITHIN NEW YORK COUNTY, STATE OF NEW YORK AND IRREVOCABLY AGREE THAT, SUBJECT TO BANK’S ELECTION, ALL ACTIONS OR PROCEEDINGS ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS TO WHICH GRANTOR IS A PARTY SHALL BE LITIGATED IN SUCH COURTS. GRANTOR EXPRESSLY SUBMIT AND CONSENT TO THE JURISDICTION OF THE AFORESAID COURTS AND WAIVE ANY DEFENSE OF FORUM NON CONVENIENS. GRANTOR HEREBY WAIVE PERSONAL SERVICE OF ANY AND ALL PROCESS AND AGREES THAT ALL SUCH SERVICE OF PROCESS MAY BE MADE UPON GRANTOR BY CERTIFIED OR REGISTERED MAIL, RETURN RECEIPT REQUESTED, ADDRESSED TO THE BORROWER, AT THE ADDRESS SET FORTH IN THE FACILITY AGREEMENT AND SERVICE SO MADE SHALL BE COMPLETE TEN (10) DAYS AFTER THE SAME HAS BEEN POSTED.

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7.13        Waiver of Jury Trial. GRANTOR AND LENDERS HEREBY WAIVE THEIR RESPECTIVE RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS. GRANTOR AND LENDERS ACKNOWLEDGE THAT THIS WAIVER IS A MATERIAL INDUCEMENT TO ENTER INTO A BUSINESS RELATIONSHIP, THAT EACH HAS RELIED ON THE WAIVER IN ENTERING INTO THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS AND THAT EACH WILL CONTINUE TO RELY ON THE WAIVER IN THEIR RELATED FUTURE DEALINGS. GRANTOR AND LENDERS WARRANT AND REPRESENT THAT EACH HAS HAD THE OPPORTUNITY OF REVIEWING THIS JURY WAIVER WITH LEGAL COUNSEL, AND THAT EACH KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS.

7.14        Set-off. Grantor agrees that Lenders have all rights of set-off and bankers’ lien provided by applicable law, and in addition thereto, Grantor agrees that at any time any Event of Default exists, Lenders may apply to the payment of any Secured Obligations in such order as Lenders may determine in its discretion, whether or not then due, any and all balances, credits, deposits, accounts or moneys of Grantor then or thereafter with Lenders. Lenders hereby agrees that it shall endeavor to notify Grantor of any such set-off or any such application, but failure to notify shall have no adverse determination or effect hereunder.

7.15        Acknowledgements. Grantor hereby acknowledges that:

(a)          it has been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Transaction Documents to which it is a party;

(b)          Lenders have no fiduciary relationship with or duty to Grantor arising out of or in connection with this Agreement or any of the other Transaction Documents, and the relationship between the Grantor, on the one hand, and Lenders, on the other hand, in connection herewith or therewith is solely that of debtor and creditor; and

(c)          no joint venture is created hereby or by the other Transaction Documents or otherwise exists by virtue of the transactions contemplated hereby among the Grantor and Lenders.

7.16        [Omitted]

7.17        Releases.

(a)          At such time as the Secured Obligations have been Paid in Full, the Collateral shall be automatically released from the Liens created hereby, and this Agreement and all guarantees and obligations (other than those expressly stated to survive such termination) of Lenders and Grantor hereunder shall terminate, all without delivery of any instrument or performance of any act by any party, and all rights to the Collateral shall revert to Grantor. At the request and sole expense (to the extent reasonable, documented and out-of-pocket) of Grantor following any such termination, Lenders shall promptly deliver to Grantor any Collateral held by Lenders hereunder, and execute and deliver to the Grantor such documents (including authorization to file UCC termination statements) as the Grantor shall reasonably request to evidence such termination.

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(b)          If any of the Collateral shall be sold, transferred or otherwise disposed of by Grantor in a transaction permitted by the Facility Agreement, then Lenders, at the request and sole expense (to the extent reasonable, documented and out-of-pocket) of Grantor, shall execute and deliver to Grantor all releases or other documents reasonably necessary or desirable for the release of the Liens created hereby on such Collateral. At the request and sole expense (to the extent reasonable, documented and out-of-pocket) of the Borrower, Grantor shall be released from its obligations hereunder in the event that all the equity interests of Grantor shall be sold, transferred or otherwise disposed of in a transaction permitted by the Facility Agreement; provided that the Borrower shall have delivered to Lenders, with reasonable notice prior to the date of the proposed release, a written request for release identifying the Grantor and the terms of the sale or other disposition in reasonable detail, including the price thereof and any expenses in connection therewith, together with a certification by the Borrower stating that such transaction is in compliance with the Facility Agreement and the other Transaction Documents.

7.18        Obligations and Liens Absolute and Unconditional. Grantor understands and agrees that the obligations of Grantor under this Agreement shall be construed as a continuing, absolute and unconditional without regard to (a) the validity or enforceability of any Transaction Document, any of the Secured Obligations or any other collateral security therefor or guaranty or right of offset with respect thereto at any time or from time to time held by Lenders, (b) any defense, set-off or counterclaim (other than a defense of payment or performance) which may at any time be available to or be asserted by Grantor or any other Person against Lenders, or (c) any other circumstance whatsoever (with or without notice to or knowledge of Grantor) which constitutes, or might be construed to constitute, an equitable or legal discharge of Grantor for the Secured Obligations, in bankruptcy or in any other instance. When making any demand hereunder or otherwise pursuing its rights and remedies hereunder against Grantor, Lenders may, but shall be under no obligation to, make a similar demand on or otherwise pursue such rights and remedies as it may have against any other Person or against any collateral security or guaranty for the Secured Obligations or any right of offset with respect thereto, and any failure by Lenders to make any such demand, to pursue such other rights or remedies or to collect any payments from any other Person or to realize upon any such collateral security or guaranty or to exercise any such right of offset, or any release of any other Person or any such collateral security, guaranty or right of offset, shall not relieve Grantor of any obligation or liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of Lenders against Grantor. For the purposes hereof “demand” shall include the commencement and continuance of any legal proceedings.

7.19        Reinstatement. In the event that any payment in respect of the Secured Obligations, or any part thereof, is rescinded, reduced, restored or returned, the Secured Obligations shall be reinstated and deemed reduced only by such amount paid and not so rescinded, reduced, restored or returned.

[Signatures Immediately Follow]

20

IN WITNESS WHEREOF, each of the undersigned has caused this Guaranty and Security Agreement to be duly executed and delivered as of the date first above written.

GRANTOR AND GUARANTOR:	IMRIS, INC.

	By:	(signed)
	Name:	Kelly McNeill
	Title:	Executive Vice-President and Chief Financial Officer

LENDERS:	DEERFIELD PRIVATE DESIGN FUND II, L.P.
	By:	Deerfield Mgmt., L.P., General Partner
	By:	J.E. Flynn Capital LLC, General Partner

	By:	(signed)
	Name:	David J. Clark
	Title:	Authorized Signatory

DEERFIELD PRIVATE DESIGN
INTERNATIONAL II, L.P.
	By:	Deerfield Mgmt., L.P. General Partners
	By:	J.E. Flynn Capital LLC, General Partner

	By:	(signed)
	Name:	David J. Clark
	Title:	Authorized Signatory

DEERFIELD SPECIAL SITUATIONS FUND, L.P.
	By:	Deerfield Mgmt., L.P., General Partner
	By:	J.E. Flynn Capital LLC, General Partner

	By:	(signed)
	Name:	David J. Clark
	Title:	Authorized Signatory

DEERFIELD SPECIAL SITUATIONS
INTERNATIONAL MASTER FUND, L.P.
	By:	Deerfield Mgmt., L.P., General Partner
	By:	J.E. Flynn Capital LLC, General Partner

	By:	(signed)
	Name:	David J. Clark
	Title:	Authorized Signatory

SCHEDULE 1

INVESTMENT PROPERTY

A.           PLEDGED EQUITY

Grantor (owner of				Certificate
Record of such Pledged		Pledged Equity	Percentage of	(Indicate
Equity)	Issuer	Description	Issuer	No.)

IMRIS, INC.	IMRIS (Europe), SPRL	20 Shares	0.1%	n/a

B.           PLEDGED NOTES

None.

C.           OTHER INVESTMENT PROPERTY

None.

SCHEDULE 2

FILINGS AND PERFECTION

(See attached)

UCC FINANCING STATEMENT

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

A. NAME & PHONE OF CONTACT AT FILER (optional)

B. SEND ACKNOWLEDGMENT TO: (Name and Address)

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

1. DEBTOR'S EXACT FULL LEGAL NAME – insert only one Debtors name (1a or 1b) – do not abbreviate or combine names

1a. ORGANIZATION'S NAME IMRIS, Inc.					
OR 1b. INDIVIDUAL'S LAST NAME		FIRST NAME	MIDDLE NAME		SUFFIX
1c. MAILING ADDRESS c/o IMRIS Inc., 5101 Shady Oak Rd		CITY Minnetonka	STATE MN	POSTAL CODE 55343	COUNTRY USA
1d. SEE INSTRUCTIONS	ADD'L INFO RE ORGANIZATION DEBTORS	1e. TYPE OF ORGANIZATION corporation	1f. JURISDICTION OF ORGANIZATION Delaware	1g. ORGANIZATIONAL ID#, if any	☐ NONE

2. ADDITIONAL DEBTORS'S EXACT FULL LEGAL NAME – insert only one Debtors name (2a or 2b) – do not abbreviate or combine names

2a. ORGANIZATION'S NAME					
OR 2b. INDIVIDUAL'S LAST NAME		FIRST NAME	MIDDLE NAME		SUFFIX
2c. MAILING ADDRESS		CITY	STATE	POSTAL CODE	COUNTRY
2d. SEE INSTRUCTIONS	ADD'L INFO RE ORGANIZATION DEBTORS	2e. TYPE OF ORGANIZATION	2f. JURISDICTION OF ORGANIZATION	2g. ORGANIZATIONAL ID#, if any	☐ NONE

3. SECURED PARTY'S NAME (or NAME of TOTAL ASSIGNEE of ASSIGNOR S/P) – insert only one secured party name (3a or 3b)

3a. ORGANIZATION'S NAME Deerfield Private Design Fund II, L.P.					
OR 3b. INDIVIDUAL'S LAST NAME		FIRST NAME	MIDDLE NAME		SUFFIX
3c. MAILING ADDRESS c/o Deerfield Management Company, L.P., 780 Third Avenue, 37th Fl		CITY New York	STATE NY	POSTAL CODE 10017	COUNTRY USA

4. This FINANCING STATEMENT covers the following collateral:

See **Exhibit A** attached hereto and incorporated herein by this reference.

5. ALTERNATIVE DESIGNATION (if applicable) ☐ LESSEE/LESSOR ☐ CONSIGNEE/CONSIGNOR ☐ BAILEE/BAILOR ☐ SELLER/BUYER ☐ AG. LIEN ☐ NON-UCC FILING

6. ☐ This FINANCING STATEMENT is to be filed [for record] (or recorded) in the REAL ESTATE RECORDS. Attach Addendum [if applicable]

7. Check to REQUEST SEARCH REPORT(S) on Debtors(s) [ADDITIONAL FEE] [optional] ☐ All Debtors ☐ Debtors 1 ☐ Debtors 2

8. OPTIONAL FILER REFERENCE DATA

Delaware

FILING OFFICE COPY – NATIONAL UCC FINANCING STATEMENT (FORM UCC1) (REV. 05/22/02)

Error! Bookmark not defined.

UCC FINANCING STATEMENT ADDITIONAL PARTY

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

19. NAME OF FIRST DEBTOR (1a or 1b) ON RELATED FINANCING STATEMENT

19a ORGANIZATION'S NAME		
IMRIS, Inc.		
OR 19b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME, SUFFIX

20. MISCELLANEOUS:

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

21. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME – insert only one name (21a or 21b) – do not abbreviate or combine names

21a ORGANIZATION'S NAME					
OR 21b. INDIVIDUAL'S LAST NAME		FIRST NAME	MIDDLE NAME		SUFFIX
21c. MAILING ADDRESS		CITY	STATE	POSTAL CODE	COUNTRY
21d. SEE INSTRUCTIONS	ADD'L INFO RE ORGANIZATION DEBTOR	21e. TYPE OF ORGANIZATION	21f. JURISDICTION OF ORGANIZATION	21g. ORGANIZATIONAL ID #, if any	☐ NONE

22. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME – insert only one name (22a or 22b) – do not abbreviate or combine names

22a ORGANIZATION'S NAME					
OR 22b. INDIVIDUAL'S LAST NAME		FIRST NAME	MIDDLE NAME		SUFFIX
22c. MAILING ADDRESS		CITY	STATE	POSTAL CODE	COUNTRY
22d. SEE INSTRUCTIONS	ADD'L INFO RE ORGANIZATION DEBTOR	22e. TYPE OF ORGANIZATION	22f. JURISDICTION OF ORGANIZATION	22g. ORGANIZATIONAL ID #, if any	☐ NONE

23. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME – insert only one name (23a or 23b) – do not abbreviate or combine names

23a ORGANIZATION'S NAME					
OR 23b. INDIVIDUAL'S LAST NAME		FIRST NAME	MIDDLE NAME		SUFFIX
23c. MAILING ADDRESS		CITY	STATE	POSTAL CODE	COUNTRY
23d. SEE INSTRUCTIONS	ADD'L INFO RE ORGANIZATION DEBTOR	23e. TYPE OF ORGANIZATION	23f. JURISDICTION OF ORGANIZATION	23g. ORGANIZATIONAL ID #, if any	☐ NONE

24. ADDITIONAL SECURED PARTY'S NAME (or Name of TOTAL ASSIGNEE) - insert only one name (24a or 24b)

24a ORGANIZATION'S NAME				
Deerfield Private Design International II, L.P.				
OR 24b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX
24c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
c/o Deerfield Management Company, L.P., 780 Third Avenue, 37th Fl	**New York**	**NY**	**10017**	**USA**

25. ADDITIONAL SECURED PARTY'S NAME (or Name of TOTAL ASSIGNEE) - insert only one name (25a or 25b)

25a ORGANIZATION'S NAME				
Deerfield Special Situations Fund, L.P.				
OR 25b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX
25c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
c/o Deerfield Management Company, L.P., 780 Third Avenue, 37th Fl	**New York**	**NY**	**10017**	**USA**

UCC FINANCING STATEMENT ADDITIONAL PARTY

FOLLOW INSTRUCTIONS (front and back) CAREFULLY

19. NAME OF FIRST DEBTOR (1a or 1b) ON RELATED FINANCING STATEMENT

19a ORGANIZATION'S NAME **IMRIS, Inc.**			
OR	19b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME, SUFFIX

20. MISCELLANEOUS:

THE ABOVE SPACE IS FOR FILING OFFICE USE ONLY

21. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME – insert only one name (21a or 21b) – do not abbreviate or combine names

21a ORGANIZATION'S NAME				
OR 21b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX
21c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
21d. SEE INSTRUCTIONS / ADD'L INFO RE ORGANIZATION DEBTOR / 21e. TYPE OF ORGANIZATION	21f. JURISDICTION OF ORGANIZATION	21g. ORGANIZATIONAL ID #, if any ☐ NONE		

22. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME – insert only one name (22a or 22b) – do not abbreviate or combine names

22a ORGANIZATION'S NAME				
OR 22b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX
22c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
22d. SEE INSTRUCTIONS / ADD'L INFO RE ORGANIZATION DEBTOR / 22e. TYPE OF ORGANIZATION	22f. JURISDICTION OF ORGANIZATION	22g. ORGANIZATIONAL ID #, if any ☐ NONE		

23. ADDITIONAL DEBTOR'S EXACT FULL LEGAL NAME – insert only one name (23a or 23b) – do not abbreviate or combine names

23a ORGANIZATION'S NAME				
OR 23b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX
23c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY
23d. SEE INSTRUCTIONS / ADD'L INFO RE ORGANIZATION DEBTOR / 23e. TYPE OF ORGANIZATION	23f. JURISDICTION OF ORGANIZATION	23g. ORGANIZATIONAL ID #, if any ☐ NONE		

24. ADDITIONAL SECURED PARTY'S NAME (or Name of TOTAL ASSIGNEE) - insert only one name (24a or 24b)

24a ORGANIZATION'S NAME **Deerfield Special Situations International Master Fund, L.P.**				
OR 24b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX
24c. MAILING ADDRESS **c/o Deerfield Management Company, L.P., 780 Third Avenue, 37th Fl**	CITY **New York**	STATE **NY**	POSTAL CODE **10017**	COUNTRY **USA**

25. ADDITIONAL SECURED PARTY'S NAME (or Name of TOTAL ASSIGNEE) - insert only one name (25a or 25b)

25a ORGANIZATION'S NAME				
OR 25b. INDIVIDUAL'S LAST NAME	FIRST NAME	MIDDLE NAME		SUFFIX
25c. MAILING ADDRESS	CITY	STATE	POSTAL CODE	COUNTRY

EXHIBIT A

TO

UCC FINANCING STATEMENT

DEBTOR: IMRIS, Inc.

SECURED PARTIES: Deerfield Private Design Fund II, L.P.; Deerfield Private Design International II, L.P., Deerfield Special Situations Fund, L.P., Deerfield Special Situations International Master Fund, L.P.

“Collateral” means any and all property or other assets, now existing or hereafter acquired or created, real or personal, tangible or intangible, wherever located, and whether owned by, consigned to, or held by, or under the care, custody or control of Debtor including:

(a)          money, cash, and cash equivalents;

(b)          Accounts and all of Debtor’s rights and benefits under the Accounts, including, but not limited to, Debtor’s right to receive payment in full of the obligations owing to Debtor thereunder, whether now or hereafter existing, together with any and all guarantees, other Supporting Obligations and/or security therefore, as well as all of Debtor’s Books and Records relating thereto;

(c)          Deposit Accounts, other bank and deposit accounts (including any bank accounts maintained Debtor or any of its Subsidiaries), and all sums on deposit in any of them, and any items in such accounts;

(d)          Investment Property;

(e)          Inventory, Equipment, Fixtures, and other Goods;

(f)          Chattel Paper, Documents, and Instruments;

(g)          letters of credit and Letter of Credit Rights;

(h)          Supporting Obligations;

(i)           Commercial Tort Claims and all other Identified Claims;

(j)           Books and Records;

(k)          real property interests, Leases and leasehold estates in real property of Debtor, as lessee;

(l)           General Intangibles (including all Intellectual Property, Claims, Payment Intangibles, contract rights, choses in action, and Software);

(m)         all of Debtor’s other interests in property of every kind and description, and the products, profits, rents of, dividends or distributions on, or accessions to such property; and

(n)         all Proceeds (including insurance claims and insurance proceeds) of any of the foregoing, regardless of whether the Collateral, or any of it, is property as to which the UCC provides the perfection of a security interest, and all rights and remedies applicable to such property.

Notwithstanding the foregoing, “Collateral” shall not include Excluded Property.

“Excluded Property” means, collectively, (a) any permit, license or agreement entered into by Debtor (i) to the extent that any such permit, license or agreement or any requirement of law applicable thereto prohibits the creation of a Lien thereon, but only to the extent, and for as long as, such prohibition is not terminated or rendered unenforceable or otherwise deemed ineffective by the UCC or any other requirement of law, (ii) which would be abandoned, invalidated or unenforceable as a result of the creation of a Lien in favor of Lenders or (iii) to the extent that the creation of a Lien in favor of Lenders would result in a breach or termination pursuant to the terms of or a default under any such permit, license or agreement (other than to the extent that any such term would be rendered ineffective pursuant to the Sections 9-406, 9-407, 9-408 or 9-409 of the UCC or any other applicable law (including the Bankruptcy Code) or principles of equity), (b) property owned by Debtor that is subject to a purchase money Lien or a capital lease permitted under the Facility Agreement if the agreement pursuant to which such Lien is granted (or in the document providing for such capital lease) prohibits or requires the consent of any Person other than Debtor and its Affiliates which has not been obtained as a condition to the creation of any other Lien on such property and (c) any “intent to use” trademark applications for which a statement of use has not been filed (but only until such statement is filed); provided, however, “Excluded Property” shall not include any proceeds, products, substitutions or replacements of Excluded Property (unless such proceeds, products, substitutions or replacements would otherwise constitute Excluded Property).

“Facility Agreement” means that certain Facility Agreement, dated as of September 16, 2013, among the Secured Parties and IMRIS Inc., a Canadian corporation.

“Guaranty and Security Agreement” means that certain Guaranty and Security Agreement, dated as of September 16, 2013, among the Debtor and the Secured Parties.

“Identified Claims” means the Commercial Tort Claims described on Schedule 7 to the Guaranty and Security Agreement as such schedule shall be supplemented from time to time in accordance with the terms and conditions of the Guaranty and Security Agreement.

““Intellectual Property” means (i) all patents, patent applications, patent disclosures and inventions (whether patentable or unpatentable and whether or not reduced to practice), (ii) all trademarks, service marks, trade dress, trade names, slogans, logos, and corporate names and Internet domain names, together with all of the goodwill associated with each of the foregoing, (iii) copyrights, copyrightable works, and licenses, (iv) registrations and applications for registration for any of the foregoing, (v) computer software (including but not limited to source code and object code), data, databases, and documentation thereof, (vi) trade secrets and other confidential information, (vii) other intellectual property, and (viii) copies and tangible embodiments of the foregoing (in whatever form and medium).” as used herein means (i) all patents, patent applications, patent disclosures and inventions (whether patentable or unpatentable and whether or not reduced to practice), (ii) all trademarks, service marks, trade dress, trade names, slogans, logos, and corporate names and Internet domain names, together with all of the goodwill associated with each of the foregoing, (iii) copyrights, copyrightable works, and licenses, (iv) registrations and applications for registration for any of the foregoing, (v) computer software (including but not limited to source code and object code), data, databases, and documentation thereof, (vi) trade secrets and other confidential information, (vii) other intellectual property, and (viii) copies and tangible embodiments of the foregoing (in whatever form and medium).

“Investment Property” means the collective reference to (a) all “investment property” as such term is defined in Section 9-102(a)(49) of the UCC, (b) all “financial assets” as such term is defined in Section 8-102(a)(9) of the UCC, and (b) whether or not constituting “investment property” as so defined, all Pledged Notes and all Pledged Equity.

“Pledged Equity” means the equity interests listed on Schedule 1 to the Guaranty and Security Agreement, together with any other equity interests, certificates, options or rights of any nature whatsoever in respect of the equity interests of any Person that may be issued or granted to, or held by, Debtor while this Agreement is in effect.

“Pledged Notes” means all promissory notes listed on Schedule 1 to the Guaranty and Security Agreement, all intercompany notes at any time issued to Debtor and all other promissory notes issued to or held by Debtor (other than promissory notes issued in connection with extensions of trade credit by Debtor in the ordinary course of business).

“Proceeds” means all “proceeds” as such term is defined in Section 9-102(a)(64) of the UCC and, in any event, shall include all dividends or other income from the Investment Property, collections thereon or distributions or payments with respect thereto.

“UCC” means the Uniform Commercial Code as the same may, from time to time, be enacted and in effect in the State of New York; provided that, to the extent that the Uniform Commercial Code is used to define any term herein or in any Transaction Document and such term is defined differently in different Articles or Divisions of the Uniform Commercial Code, the definition of such term contained in Article or Division 9 shall govern; provided further that, in the event that, by reason of mandatory provisions of law, any or all of the attachment, perfection or priority of, or remedies with respect to, Lenders’ Lien on any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of New York, the term “UCC” shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions thereof relating to such attachment, perfection, priority or remedies and for purposes of definitions related to such provisions.

The following terms are used herein as defined in the UCC: Accounts, Certificated Security, Chattel Paper, Commercial Tort Claims, Deposit Accounts, Documents, Electronic Chattel Paper, Equipment, Farm Products, Goods, Health Care Insurance Receivables, Instruments, Inventory, Leases, Letter-of-Credit Rights, Money, Payment Intangibles, Supporting Obligations, Tangible Chattel Paper.

SCHEDULE 3

GRANTOR INFORMATION

FEDERAL
GRANTOR		EMPLOYER	CHIEF	ORGANIZATIONAL
(exact legal	STATE OF	IDENTIFICATION	EXECUTIVE	IDENTIFICATION
name)	ORGANIZATION	NUMBER	OFFICE	NUMBER

IMRIS, INC.	Delaware	98-0462325	5101 Shady Oak Rd, Minnetonka MN, USA	98-0462325

SCHEDULE 4

A.	COLLATERAL LOCATIONS

5101 Shady Oak Rd (chief executive office)

Minnetonka, MN 55343

(includes inventory and equipment with a book value in excess of $25,000)

(leased)	CSM Investors, Inc

500 Washington Ave. S., Suite 3000

Minneapolis, MN 55415-1151

Attn: General Counsel

100 - 1370 Sony Place

Winnipeg, Manitoba

Canada, R3T 1N5

(includes inventory and equipment with a book value in excess of $25,000)

(leased)	GENDIS

1370 Sony Place

Winnipeg, MB R3T 1N5

B.	COLLATERAL IN POSSESSION OF LESSOR, BAILEE, CONSIGNEE OR WAREHOUSEMAN

None.

SCHEDULE 5

INTELLECTUAL PROPERTY

Patents and Patent Licenses

None.

Trademarks and Trademark Licenses

None.

Copyrights

None.

SCHEDULE 6

DEPOSITARY AND OTHER DEPOSIT ACCOUNTS

[Redacted bank account information due to confidentiality.]

SCHEDULE 7

COMMERCIAL TORT CLAIMS

None.

ANNEX I

FORM OF JOINDER TO GUARANTY AND SECURITY AGREEMENT

This JOINDER AGREEMENT (this “Agreement”) dated as of [________], 20[__] is executed by the undersigned for the benefit of ____________________, as lenders (the “Lenders”) in connection with that certain Guaranty and Security Agreement dated as of September 16, 2013 among the Grantor party thereto and Lenders (as amended, restated, supplemented or otherwise modified from time to time, the “Guaranty and Security Agreement”). Capitalized terms not otherwise defined herein are being used herein as defined in the Guaranty and Security Agreement.

Each Person signatory hereto is required to execute this Agreement pursuant to Section 7.16 of the Guaranty and Security Agreement.

In consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each such Person hereby agrees as follows:

1.          Each such Person assumes all the obligations of a Grantor and a Guarantor under the Guaranty and Security Agreement and agrees that such person or entity is a Grantor and a Guarantor and bound as a Grantor and a Guarantor under the terms of the Guaranty and Security Agreement, as if it had been an original signatory to such agreement. In furtherance of the foregoing, such Person hereby assigns, pledges and grants to Lenders and (to the extent provided therein) its Affiliates, a security interest in all of its right, title and interest in and to the Collateral (other than Excluded Property) owned thereby to secure the Secured Obligations.

2.          Schedules 1, 2, 3, 4, 5, 6 and 7 of the Guaranty and Security Agreement are hereby amended to add the information relating to each such Person set out on Schedules 1, 2, 3, 4, 5, 6 and 7 respectively, hereof. Each such Person hereby makes to Lenders the representations and warranties set forth in the Guaranty and Security Agreement applicable to such Person and the applicable Collateral and confirms that such representations and warranties are true and correct in all material respects (without duplication of any materiality qualifier) as of the date hereof after giving effect to such amendment to such Schedules (except to the extent stated to relate to a specific earlier date).

3.          In furtherance of its obligations under Section 5.2 of the Guaranty and Security Agreement, each such Person agrees to deliver to Lenders appropriately complete UCC financing statements naming such person or entity as debtor and Lenders as secured party, and describing its Collateral and such other documentation as Lenders (or its successors or assigns) may require to evidence, protect and perfect the Liens created by the Guaranty and Security Agreement, as modified hereby. Each such Person acknowledges the authorizations given to Lenders under the Section 5.9 of the Guaranty and Security Agreement and otherwise.

4.          Each such Person’s address for notices under the Guaranty and Security Agreement shall be the address of the Borrower set forth in the Facility Agreement and each such Person hereby appoints the Company as its agent to receive notices hereunder.

5.          Lenders acknowledge that upon the effectiveness of this Agreement, the undersigned shall have the rights of a Grantor and Guarantor under the Guaranty and Security Agreement.

6.          This Agreement shall be deemed to be part of, and a modification to, the Guaranty and Security Agreement and shall be governed by all the terms and provisions of the Guaranty and Security Agreement, with respect to the modifications intended to be made to such agreement, which terms are incorporated herein by reference, are ratified and confirmed and shall continue in full force and effect as valid and binding agreements of each such person or entity enforceable against such person or entity. Each such Person hereby waives notice of Lenders’ acceptance of this Agreement. Each such Person will deliver an executed original of this Agreement to Lenders.

[add signature block for each new Grantor]

Acknowledged and agreed to as of the year and
date first written above:

LENDERS:

By:
Name:
Title:

2